FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person*
               Ronald L. Farnsworth
               170 S. Second Street
               Coos Bay, Oregon  97420

2.    Issuer Name and Ticker or Trading Symbol
               Independent Financial Network, Inc. (INFN)

3.    I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
               N/A

4.    Statement for Month/Year
               8/01

5.    If Amendment, Date of Original (Month/Year)


6.    Relationship of Reporting Person(s) to Issuer (Check all applicable)
               / /      Director
               /X/      Officer (give title below)
                                 Vice President/CFO
                                 ---------------------------
               / /      10% Owner
               / /      Other (specify below)N/A
                                 ---------------------------

7.    Individual or Joint/Group Filing (Check Applicable Line)
               /X/      Form filed by One Reporting Person
               / /      Form filed by More than One Report Person

      Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)
                  i.       Common Stock
                  ii.      Common Stock


2.       Transaction Date(s) (Month/Day/Year)


3.       Transaction Code (Instr. 8)


4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


5.       Amount of Securities Beneficially Owned at End of Month (Instr. 3 and
         4)
                  i.       6,763
                  ii.      2,843


6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  i.       I
                  ii.      I

7.       Nature of Indirect Beneficial Ownership (Instr. 4)
                  i.       Held by IRA
                  ii.      Held by Spouse

      Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.    Title of Derivative Security (Instr. 3)
                  i.     Stock Options (1998) (right to buy)
                  ii.    Stock Options (2000) (right to buy)
                  iii.   Stock Options (2001) (right to buy)

2.    Conversion or Exercise Price of Derivative Security
                  i.     $7.1958
                  ii.    $4.5624
                  iii.   $4.1076

3.    Transaction Date (Month/Day/Year)
                  i.     8/14/01
                  ii.    8/14/01
                  iii.

4.    Transaction Code (Instr. 8)
                  i.     X         V
                  ii.    X         V
                  iii.

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  i.     (D) 2,431
                  ii.    (D) 1.103
                  iii.

6.    Date Exercisable and Expiration Date (Month/Day/Year)
                  Date Exercisable:  i.
                                     ii.
                                     iii.

                  Expiration Date:   i.   12/30/2008
                                     ii.   3/20/2010
                                     iii.  9/19/2010


7.    Title and Amount of Underlying Securities (Instr. 3 and 4)
                  Title:             i.   Common Stock
                                     ii.  Common Stock
                                     iii. Common Stock

                  Amount of Shares:  i.    6,078
                                     ii.   5,513
                                     iii. 15,750

8.    Price of Derivative Security (Instr. 5)
                  i.     $10.46
                  ii.    $10.46
                  iii.

9.    Number of Derivative Securities Beneficially Owned at End of Month (Instr.
      4)
                  i.      3,647
                  ii.     4,410
                  iii.   15,750

10.   Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr.
      4)
                  i.     (D)
                  ii.    (D)
                  iii.   (D)


11.   Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:
         This Form 4 is filed in connection with cashless exercise of stock options on August 14, 2001.



                           /s/ Ronald L. Farnsworth                     8/16/01
                           --------------------------------             -------
                           ** Signature of Reporting Person              Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.